

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2024

Christopher P. Kalnin
Chief Executive Officer
BKV Corporation
1200 17th Street, Suite 2100
Denver, CO 80202

> **Re: BKV Corporation**
> **Amendment No. 10 to Registration Statement on Form S-1**
> **Filed July 5, 2024**
> **File No. 333-268469**

Dear Christopher P. Kalnin:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 10 to Registration Statement on Form S-1
Prospectus Summary
Our Company
Our Operations
Natural Gas Production, page 3

1.   We note that the level of PUD development spending and PUD conversion rate for the years ended December 31, 2023 and December 31, 2022 are significantly below the levels implied by the general requirement that PUD volumes be converted within five years of initial booking. Expand your disclosure here and elsewhere in your filing, including under your management's discussion and analysis, to clarify this and to describe the material impacts of the higher spending levels that will be required to convert your reported undeveloped locations and volumes within five years.

Summary Reserves, Production and Operating Data
Estimated Reserves at SEC Pricing, page 34

2.   Footnote (4) on page 37 indicates, in part, that a portion of your proved undeveloped reserves as of December 31, 2022 and 2021 will not be drilled within five years of initial disclosure. Revise your disclosure to clarify, if true, that, as of December 31, 2022 and 2021, the reserves in question were part of a development plan that had been adopted by management indicating that such locations were scheduled to be drilled within five years and that the volumes have been excluded from the reserve quantities disclosed as of December 31, 2023. Otherwise, explain to us why you believe reporting these volumes as proved undeveloped reserves is appropriate. In this regard, please note that lower commodity prices and reduced capital spending do not justify development beyond five years. Refer to the disclosure requirements in Item 1203(d) of Regulation S-K and the guidance in C&DI 131.03.

3.   You disclose that after finalizing your year-end 2023 reserve reports the 2024 capital expenditures budget for the development of natural gas properties was reduced to approximately $13 million from the original budget of approximately $73 million; however, disclosure on page 73 states your 2024 capital expenditures budget for the development of natural gas properties is approximately $22 million. Please review and revise your filing to correlate these disclosures.

4.   Disclosure appearing under the heading 2023 Activity on page 39 indicates that PUD volumes removed due to changes in your five-year development plan are now part of your "probable and possible development plan". Tell us whether the probable and possible undeveloped reserve volumes as of December 31, 2023 reported on pages 35 and 36 include any of the volumes removed from the proved category. Please note that undrilled locations can be classified as having undeveloped reserves of any category only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time. See Rule 4-10(a)(31) of Regulation S-X.

5.   Please provide for us a summary that shows the locations, reserve volumes and associated capital spending, by year and in total, from the five-year plan that supports the undeveloped reserve volumes you disclose as of December 31, 2023.

Use of Proceeds, page 103

6.   We note you disclose that you intend to use the net proceeds from this offering for the repayment of certain indebtedness, including some or all of the $50 million aggregate principal amount outstanding under the BNAC A&R Loan Agreement and the outstanding revolving borrowings under the RBL Credit Agreement. Please revise to disclose the amount of proceeds that you intend to use for repayment of indebtedness. Also, disclose the interest rate and maturity date for the BNAC A&R Loan Agreement and the maturity date of the RBL Credit Agreement. See Instruction 4 of Item 504 of Regulation S-K.

Natural Gas, NGL, and Oil Reserve Quantities, page F-48

7.   The quantities of proved developed and proved undeveloped reserves disclosed in the reconciliation table appearing on page F-50 differ from corresponding quantities disclosed elsewhere in your filing, including on pages F-49, 34, 35, 191 and 192. Please review and revise your filing to resolve these inconsistencies.

Supplemental Oil and Gas Disclosures (unaudited)
Costs Incurred in Natural Gas and Oil Exploration and Development, page F-48

8.   Your disclosure includes acquisition costs of $9.9 million with no explanation or description of the associated oil and gas assets. Please revise your filing to include a description of the acquired oil and gas assets.

Exhibits

9.   We note the reserve reports filed as Exhibits 99.14 and 99.15 contain a "Table of Contents" listing various tables and summaries which are not included in the reports. Both reserve reports also include the statement on page 5, "Furthermore, one-line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding;" however, one-line economic summaries are not provided. Please obtain and file revised reserve reports which include the missing items or revise the table of contents and remove the statement on page 5.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 with questions about engineering comments. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Samantha Hale Crispin